Brewer & Pritchard
Three Riverway, 18th Floor
Houston, Texas 77056

Tel: (713) 209-2950; Fax: (713) 659-5302
A PROFESSIONAL CORPORATION

ATTORNEYS & COUNSELORS Website: www.BPLaw.com

November 25, 2008

Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Mail Stop 7010

Re:          Striker Oil & Gas, Inc.
Schedule 14C
Filed October 21, 2008
File No. 0-10351

Dear Ms. Parker:

This letter sets forth the responses of Striker Oil & Gas, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2008 concerning the Company’s Schedule 14C (File No. 0-10351) filed with the Commission on October 21, 2008 (“Schedule 14C”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed a Schedule 14A including our responses to your comments (the “Schedule 14A”).

General

1.	Please provide page numbers in your revised filing.

RESPONSE:

We have included page numbers in the proxy.

2.
You state in various places in the information statement that a majority of the shareholders holding in excess of 51% of the shares of common stock have given the board authorization to implement the reverse split.  Please provide us with the list of the four holders who voted to approve the actions taken.  Further, provide us with an analysis explaining how you are entitled to file a Schedule 14C and are not required to file a Schedule 14A.  In this analysis, please clearly state whether or not the Company solicited the consents of any shareholders.  We note the definition of proxy contained in Rule 14a-1(f).

RESPONSE:

The holders were Tommy Allen, Allen Family Trust, Kevan Casey, KM Casey No. 1 LTD and Robert Wonish, all of which are directors, executives or majority shareholders. Although the Company believes that it was appropriate to file the Schedule 14C, for expediency, the Company has determined that it is in the best interest of the Company to withdrawal the Schedule 14C and instead files a Schedule 14A, which has been filed contemporaneously herewith.

3.	We direct your attention to Item 6 of Schedule 14A. Furnish the information required by Item 403 of Regulation S-K.

RESPONSE:

We have furnished the information on page 16 of the Schedule 14A.

Reverse Stock Split

4.	Revise your disclosure to include a discussion of what factors will influence the Board’s determination of the exact ratio of the reverse split.

RESPONSE:

We have furnished the information on page 7 of the Schedule 14A.

5.
Include a table comparing the pre and post-split number of shares issued and the number of shares authorized and not yet issued or reserved.  As the exact ratio for the reverse split has yet to be set, please include a line item for each possible ratio.

RESPONSE:

We have furnished the table on page 9 of the Schedule 14A.

Reasons for the Reverse Split

6.
We note that you state that you have no plans or arrangements to acquire any new specific business or company.  Please include a statement, if true, that you currently have no plans to issue the additional shares authorized.

RESPONSE:

We have furnished the information on page 8 of the Schedule 14A.

7.
We note your disclosure in this section regarding the possible anti-takeover effect of your reverse split.  Please refer to Release No. 34-15230 and provide greater detail on the possible anti-takeover effects and other possible impacts of such reverse split.  For example, please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

RESPONSE:

We have furnished the information on page 9 of the Schedule 14A.

Interests of Certain Persons in or Opposition to Matters to be Acted Upon

8.	Please explain why you discuss a proposed name change in this section of your information statement.

RESPONSE:

This discussion was erroneously included in the Schedule 14C and has been removed from the Schedule 14A.

Conclusion

9.
Revise this section to discuss only those matters that are actually included in your information statement.  We note that you are not electing directors or ratifying your auditors.  Please explain why such language appears in your information statement.

RESPONSE:

We have revised this discussion in the Schedule 14A.

Sincerely,

/s/ Sondra Jurica
Sondra Jurica